RICHEMONT

RECEIVED

2006 MAR -6 A 10:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Via airmail

Securities and Exchange Commission
Division of Corporate Finance [redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

06011286

SUPPL

21 February 2006

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the announcement in English announcing the extension of the current unit buy-back programme to February 2008. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 721 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen

Alan Grieve

Enclosures

PROCESSED

MAR 07 2006

THOMSON FINANCIAL

cc: Mr Richard L Muglia

COMPAGNIE FINANCIÈRE RICHEMONT SA
50, CHEMIN DE LA CHÊNAIE - 1293 BELLEVUE GENEVA SWITZERLAND
TELEPHONE +41 (0)22 721 35 00 TELEFAX +41 (0)22 721 35 50

PRESS RELEASE – FOR IMMEDIATE RELEASE

21 FEBRUARY 2006

EXTENSION OF THE CURRENT UNIT BUY-BACK PROGRAMME TO FEBRUARY 2008

Richemont announces an extension to its programme to buy back Richemont 'A' units through the market for a further two-year period until Friday, 22 February 2008.

On 25 February 2004, the Group announced a programme to buy back up to 10 million 'A' units over a two-year period to 24 February 2006. To date, only 5 million 'A' units have been repurchased under the terms of this programme. The Board of Compagnie Financière Richemont SA has therefore decided to extend the programme for a further two years on the same terms.

The 'A' units to be acquired will be held in treasury in connection with awards to executives under the Group's stock option plan. Purchases will be effected on Richemont's behalf by Lehman Brothers, London through both the Virt-x and Johannesburg markets at prevailing market prices. The 'A' units will not be cancelled and no second trading line will be introduced as a consequence of the buy-back programme. Regular information as to the buy-back programme will be made available through the SWX Swiss Exchange.

Richemont owns a portfolio of leading international brands or 'Maisons', which are managed independently of one another, recognising their individuality and uniqueness. The businesses operate in five areas: Jewellery Maisons, being Cartier and Van Cleef & Arpels; Specialist watchmakers, which is made up of Jaeger-LeCoultre, Piaget, IWC, Baume & Mercier, Vacheron Constantin, Officine Panerai and A. Lange & Söhne; Writing instrument manufacturers - Montblanc and Montegrappa; Leather and accessories Maisons, being Alfred Dunhill and Lancel; and Other businesses, which includes, specifically, Chloé as well as other, smaller Maisons and watch component manufacturing activities for third parties.

In addition to its luxury goods business, Richemont holds an 18.6 per cent interest in the ordinary share capital of British American Tobacco.

Further information: Alan Grieve
Director of Corporate Affairs
Compagnie Financière Richemont SA

Tel. +41 22 721 3507